Mail Stop 4561   July 7, 2008

Ronald D. Paul
President and Chief Executive Officer
Eagle Bancorp, Inc.
7815 Woodmont Avenue
Bethesda, MD 20814

> **Re:**   **Eagle Bancorp, Inc.**
> **Amendment No. 1 to Form S-4**
> **Filed June 26, 2008**
> **File No. 333-150763**
> **Form 10-K for the year ended December 31, 2007, as amended**
> **File No. 000-25923**

Dear Mr. Paul:

         We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

         Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A

Risk Factors

The costs and effects related to the terminated mortgage operations…, page 17

1.   Your risk factor disclosure alerts investors to the risk that F&T Bank may be
        required to repurchase F&T Mortgage loans. Please describe in greater detail the
        quality of those loans so that investors can better evaluate the likelihood of
        repurchases. For example, disclose the LTV ratios of the loans, the delinquency

rates, and whether any are negative amortization loans. For negative amortization loans, please disclose the principal amount outstanding at origination and the current principal amount. You may also want to disclose where the properties underlying the loans are located by region.

Opinion of Eagle's Financial Advisor

Transaction Multiples, page 56

2.   Please revise the "Net Present Value Analysis" to indicate the 2007 and 2008 EPS provided by Fidelity and how those numbers were adjusted by Eagle.

Pro Forma Financial Statements, beginning on page 73

3.   Please refer to prior comment 27. The purpose of that comment was to elicit disclosure reflecting the effect of the maximum purchase price Eagle would pay for Fidelity on Eagle's financial statements, which we think is important for Eagle's shareholders since they are being asked by the company to cast a vote that will authorize it to pay up to the maximum amount for Fidelity. We note your disclosure here and throughout the document that the conversion ratio is subject to revision up to the date of closing and that the final conversion ratio could be less than or up to the maximum conversion ratio disclosed in your document. Therefore, we think that the language you have included that states that use of the initial conversion ratio is potentially misleading and that it overstates pro forma goodwill and stockholders' equity is inappropriate since the use of any but the final conversion ratio has the potential to be misleading. Please revise to delete the referenced language.

Management's Discussion and Analysis

General

4.   Refer to prior comment 32 of our letter dated May 29, 2008. You disclose that all loans held for sale are Alt-A category loans. Please disclose whether Fidelity holds other subprime and/or Alt-A category loans.

Allowance for Loan Losses, page 128

5.   In response to prior comment 33 you have disclosed the general factors considered by Fidelity management when determining the provision for loan losses. However, we believe a more specific discussion would be more helpful to investors. Please state specifically the factors which influenced management's judgment when it determined the provision for loan losses at December 31, 2007 and March 31, 2008. For example, state the extent to which management

considered historical loan losses and how, if at all, management was influenced by the current economic conditions. Refer to Instruction (2) to Item IV of Industry Guide 3.

Form 10-K, filed March 14, 2008

6. We are unable to agree with your analysis that the company's performance targets qualify for exclusion under Instruction 4 to Item 402(b) of Regulation S-K. In addition, we remind you that if you believe disclosure of targets in the future is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, you must discuss how difficult it will be for the registrant to achieve the undisclosed target levels. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.

Form 10-K/A, filed June 25, 2008

General

7. Amendments must set forth the complete text of each item as amended. See Rule 12b-15 of the Securities Exchange Act of 1934. You have not set forth the complete text of Item 11. Executive Compensation. Please revise.

8. Please refer to prior comment 41 and Appendix A filed in response to that comment. Please tell us the extent to which you use interest reserves in connection with your ADC loans. To the extent applicable, discuss how you monitor projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest to the loan. Also discuss whether you have ever extended, renewed or restructured terms of existing ADC loans, and the reasons for the changes.

9. Please refer to prior comment 42 and tell us in greater detail why you believe SFAS 66 is the appropriate model for recognizing interest on loans originated by ECV. Please be specific and provide a level of detail sufficient to support your accounting policy.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Ronald D. Paul
President and Chief Executive Officer
Eagle Bancorp, Inc.
Page 5

                                        Sincerely,

                                        Michael Clampitt
                                        Staff Attorney

cc: By fax (301) 229-2443
         Noel M. Gruber, Esquire
         Kennedy & Baris, LLP